Issuer Free Writing Prospectus

filed pursuant to Rule 433

supplementing the Preliminary

Prospectus Supplement dated

September 8, 2010

Registration Nos. 333-169260, 333-169260-01,

333-169260-02, 333-169260-03, 333-169260-04,

333-169260-05, 333-169260-06, 333-169260-07,

333-169260-08 and 333-169260-09

ALLIANT TECHSYSTEMS INC.

FINAL PRICING TERM SHEET

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated September 8, 2010. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Alliant Techsystems Inc. (the “Issuer”)

Guarantors:

All of the Issuer’s restricted subsidiaries that from time to time guarantee the Issuer’s or any of the Issuer’s domestic subsidiaries’ other indebtedness, which currently consists of substantially all of the Issuer’s domestic subsidiaries.

Title of Securities:	6 7/8% Senior Subordinated Notes due 2020

Principal Amount:	$350,000,000

Final Maturity Date:	September 15, 2020

Public Offering Price:	100.000%

Gross Proceeds:	$350,000,000

Net Proceeds to Issuer before Expenses:

$344,181,250

The Issuer intends to use the net proceeds to redeem all of its outstanding 2.75% convertible senior subordinated notes due 2024 at an aggregate redemption price of $279.8 million, plus accrued and unpaid interest, and the balance for general corporate purposes. After giving effect to the offering and the application of the net proceeds, the Issuer would have had approximately $1,507.3 million of total indebtedness outstanding as of July 4, 2010.

Coupon:	6.875%

Yield:	6.875%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2011

Record Dates:	March 1 and September 1

Equity Clawback:	At any time prior to September 15, 2013, at a redemption price of 106.875%

Optional Redemption:	Commencing on or after September 15, 2015, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest:

	Year	Price
	2015	103.438%
	2016	102.292%
	2017	101.146%
	2018 and thereafter	100.000%

Make Whole Redemption:	At any time prior to September 15, 2015, at Treasury Rate plus 50 basis points.

Trade Date:	September 8, 2010

Settlement Date:	September 13, 2010 (T+3)

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Form of Offering:	SEC Registered (Registration Statement No. 333-169260)

Joint Book Runners:	Banc of America Securities LLC RBS Securities Inc.

Joint Lead Managers:	SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets Corporation

CUSIP:	018804 AP9

ISIN:	US018804AP92

Listing:	None

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the active joint book-running managers can arrange to send you the prospectus if you request it by sending an email to Banc of America Securities LLC, dg.Prospectus_Requests@baml.com or calling toll-free 1-800-294-1322 or RBS Securities Inc. by calling toll-free at 1-866-884-2071.